Exhibit 20

Exhibit 20  Press release issued February 14, 2017

For Immediate Release	February 14, 2017

BOWL AMERICA REPORTS INCREASED SECOND QUARTER EARNINGS

Bowl America Incorporated today reported improved earnings for its fiscal 2017 second quarter and six-month periods ended January 1, 2017, increasing to $.14 per share from $.10 per share in the prior year second quarter and to $.14 per share from $.07 for the six-month period.

The 4% increase in revenues in this year’s second quarter included the typically busy holiday week between Christmas and New Year’s. Last year that week fell in the third quarter.

Weather is an important factor in our business. The second quarter this year was affected as our Florida locations closed for 2 days due to Hurricane Matthew. Last year’s third quarter was impacted by the “Blizzard of 2016” which caused the closure of all of our northern market for up to 3 days.

Bowl America operates 18 bowling centers and its Class A Common Stock trades on the NYSE MKT Exchange under the symbol BWLA. A more detailed explanation of results is available in the Company’s S.E.C. Form 10-Q filing, available at the Company’s web site www.bowlamericainc.com.

BOWL AMERICA INCORPORATED

Results of Operations

(unaudited)

	Thirteen weeks ended		Twenty-six weeks ended
	January 1,	December 27,	January 1,	December 27,
	2017	2015	2017	2015
Revenues
Bowling and other	$4,378,959	$4,166,052	$7,956,338	$7,640,085
Food, beverage & merchandise sales	1,855,585	1,839,977	3,342,542	3,286,107
	6,234,544	6,006,029	11,298,880	10,926,192

Operating expenses excluding depreciation and amortization	4,997,334	4,978,665	9,861,088	9,936,945
Depreciation and amortization	275,198	338,595	567,892	674,782

Interest, dividend and other income	111,188	94,132	204,902	240,660
Interest expense	2,594	-	5,316
Earnings before taxes	1,070,606	782,901	1,069,486	555,125

Net Earnings	$695,906	$508,901	$695,186	$360,825

Comprehensive earnings (loss)	$784,844	$654,257	$602,797	$197,378

Weighted average shares outstanding	5,160,971	5,160,971	5,160,971	5,160,971

EARNINGS PER SHARE	.14	.10	.14	.07

SUMMARY OF FINANCIAL POSITION

(unaudited)

Dollars in Thousands

	01/01/17	12/27/15
ASSETS

Total current assets including cash and short-term investments of $1,855 & $2,195	$2,877	$3,039
Property and investments	28,652	28,292
TOTAL ASSETS	$31,529	$31,331

LIABILITIES AND STOCKHOLDERS' EQUITY

Total current liabilities	$4,180	$3,815
Other liabilities	2,352	2,099
Stockholders' equity	24,997	25,417
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$31,529	$31,331